UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:                              1-10804
1-35311

XL GROUP LTD	XLIT LTD.

NEW YORK STOCK EXCHANGE
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

O’Hara House, One Bermudiana Road Hamilton HM 08, Bermuda (441) 292-8515	O’Hara House, One Bermudiana Road Hamilton HM 08, Bermuda (441) 292-8515

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

XLIT Ltd. 2.30% Senior Notes due 2018 (and the guarantees related thereto)
XLIT Ltd. 5.75% Senior Notes due 2021 (and the guarantees related thereto)
XLIT Ltd. 4.450% Subordinated Notes due 2025 (and the guarantees related thereto)
XLIT Ltd. 5.25% Senior Notes due 2043 (and the guarantees related thereto)
XLIT Ltd. 5.500% Subordinated Notes due 2045 (and the guarantees related thereto)
XLIT Ltd. Fixed to Floating Rate Subordinated Notes due 2047 (and the guarantees related thereto)

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒   Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of XL Group Ltd and XLIT Ltd. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: September 24, 2018	XL GROUP LTD

	By:	/s/ Stephen Robb
Name: Stephen Robb
Title: Chief Financial Officer

Date: September 24, 2018	XLIT LTD.

	By:	/s/ Stephen Robb
Name: Stephen Robb
Title: Director